March 6, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Focus Ventures Ltd.

Registration Statement on Form 20-F

Filed January 9, 2015

File No. 000-55349

Further to your letter of February 5, 2015 and our subsequent telephone conversation with Ruairi Regan regarding extending the deadline for responding to your letter, we confirm that we have filed on EDGAR the Amendment No. 1 to the Registration Statement (the “Amendment”) of Focus Ventures Ltd. (the “Company”).  This document reflects our responses to your comments and also includes updated financial information from the Company’s recently completed audited financial statements and MD&A for the fiscal year ended November 30, 2014.

We respond to your comments using the numbering system in your letter, as follows:

Property, Plants and Equipment, page 18

1.

We have revised the disclosure for each property as requested.  We confirm that the sample intervals included for the Aurora Project are weighted averages.

2.

We have revised the Quebranta discussion to state the portion of the project in which we continue to have an interest.

3.

The Company owns no plants, and no material equipment, which is typical for an early-stage exploration company.  We have included in the Amendment disclosure that material equipment used for exploration activities is either rented or leased by the Company, or is provided by consultants or other third parties conducting exploration work on our behalf.

Phosphate Properties, page 18

4.

The Bayovar 12 Project is the only material property of the Company.  The Daewoo Joint Venture Agreement is considered a material contract due to the amount of potential expenditures to be made by Daewoo International, but the Aurora Project itself is not material to the Company as the Company will not expend any of its funds on further exploration of this property.

5.

The Amendment reflects additional detail regarding the ownership of our properties, property identifying information, conditions to maintain the properties, size of the properties, and, as applicable, surface rights.

6.

The Amendment includes a statement that the Bayovar 12 Project is the only material property of the Company and that the Company currently intends to focus its resources on exploration and development of this Project.  As well, additional detail regarding our properties has been included as requested.

7.

The Amendment includes a description of our sample collection, sample preparation, and analytical procedures used to develop our analytical results, as well as our Quality Assurance / Quality Control protocols we have developed for our exploration programs.

8.

The mineral resource estimate for the Bayovar 12 Project is not based on economic parameters or cutoffs.  Accordingly, we have deleted disclosure of the mineral resource estimate and related references to the Company’s mineral resources from the Amendment.

Legal Framework for Mining Activities in Peru, page 24

9.

We have deleted reference in Risk Factors to dealing with indigenous groups, as the Company currently has no such dealings.

Results of Operations, Page 32

10.

We have clarified the disclosure in the Amendment as requested.

Liquidity and Capital Resources, page 36.

11.

We have included in the Amendment additional detail regarding our liquidity requirements on both a short term and long term basis.

Compensation, page 39

12.

We have added disclosure of compensation for the full fiscal year ended November 30, 2014.

Major Shareholders, page 44

13.

We have added disclosure of the natural persons who have voting and/or investment power for the shares held by Resource Capital and Equinox.

Related Party Transactions, page 45

14.

We have added disclosure up to February 15, 2014.

Exhibits, page 65

15.

We have not added the Gold Group administrative services agreement as an exhibit.  We believe that it is not required to be included as no compensation or other benefit is received by Gold Group or its owner, Simon Ridgway.  All amounts invoiced to the Company represent reimbursement of out-of-pocket expenses paid by Gold Group on behalf of the Company.

In addition, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

FOCUS VENTURES LTD.

Per:

    /s/ David Cass

David Cass, President